CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	September 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	2,916	2,513
Accounts receivable	1,674	1,186
Income taxes receivable	95	164
Inventories	1,761	1,513
Prepaid expenses	132	145
Restricted cash (note 4)	—	95
	6,578	5,616
Restricted cash (note 4)	115	97
Exploration and evaluation assets (note 5)	1,022	838
Property, plant and equipment, net (note 6)	24,598	24,078
Goodwill	654	633
Investment in joint ventures	1,276	1,238
Long-term income taxes receivable	242	242
Other assets	190	185
Total Assets	34,675	32,927
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	3,330	3,033
Short-term debt (note 7)	200	200
Long-term debt due within one year (note 7)	388	—
Asset retirement obligations (note 8)	215	274
	4,133	3,507
Long-term debt (note 7)	4,964	5,240
Other long-term liabilities (note 9)	1,191	1,237
Asset retirement obligations (note 8)	2,174	2,252
Deferred tax liabilities	3,107	2,724
Total Liabilities	15,569	14,960
Shareholders’ equity
Common shares (note 10)	7,293	7,293
Preferred shares (note 10)	874	874
Contributed surplus	2	2
Retained earnings	10,146	9,207
Accumulated other comprehensive income	780	580
Non-controlling interest	11	11
Total Shareholders’ Equity	19,106	17,967
Total Liabilities and Shareholders’ Equity	34,675	32,927
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Income

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars, except share data)	2018	2017	2018	2017
Gross revenues	6,132	4,717	17,025	13,381
Royalties	(106)	(71)	(285)	(266)
Marketing and other	168	(4)	520	31
Revenues, net of royalties	6,194	4,642	17,260	13,146
Expenses
Purchases of crude oil and products	3,949	2,884	10,962	8,119
Production, operating and transportation expenses (note 11)	740	657	2,102	2,016
Selling, general and administrative expenses (note 11)	187	142	542	418
Depletion, depreciation, amortization and impairment (note 6)	672	673	1,929	2,235
Exploration and evaluation expenses	26	31	96	108
Gain on sale of assets	—	(2)	(4)	(33)
Other – net	(150)	25	(149)	(31)
	5,424	4,410	15,478	12,832
Earnings from operating activities	770	232	1,782	314
Share of equity investment income	18	12	53	60
Financial items (note 12)
Net foreign exchange gains (losses)	(9)	2	16	(11)
Finance income	15	11	48	26
Finance expenses	(80)	(97)	(238)	(293)
	(74)	(84)	(174)	(278)
Earnings before income taxes	714	160	1,661	96
Provisions for (recovery of) income taxes
Current	13	(28)	49	(19)
Deferred	156	52	371	1
	169	24	420	(18)
Net earnings	545	136	1,241	114
Earnings per share (note 10)
Basic	0.53	0.13	1.21	0.09
Diluted	0.53	0.13	1.21	0.08
Weighted average number of common shares outstanding (note 10)
Basic (millions)	1,005.1	1,005.2	1,005.1	1,005.4
Diluted (millions)	1,007.4	1,005.2	1,006.2	1,005.4
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2018	2017	2018	2017
Net earnings	545	136	1,241	114
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Actuarial gain on pension plans	—	(3)	1	(3)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges	(1)	—	(2)	(2)
Equity investment - share of other comprehensive income	1	3	1	4
Exchange differences on translation of foreign operations	(166)	(338)	295	(635)
Hedge of net investment (note 14)	51	130	(94)	245
Other comprehensive income (loss)	(115)	(208)	201	(391)
Comprehensive income (loss)	430	(72)	1,442	(277)
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
					AOCI(1)
(millions of Canadian dollars)	Common Shares	Preferred Shares	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Hedging	Non-Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2016	7,296	874	—	8,457	969	20	11	17,627
Net earnings	—	—	—	114	—	—	—	114
Other comprehensive income (loss)
Actuarial gain on pensions plans (net of tax recovery of $1 million)	—	—	—	(3)	—	—	—	(3)
Derivatives designated as cash flow hedges (net of tax recovery less than $1 million)	—	—	—	—	—	(2)	—	(2)
Equity investment - share of other comprehensive income	—	—	—	—	—	4	—	4
Exchange differences on translation of foreign operations (net of tax recovery of $89 million)	—	—	—	—	(635)	—	—	(635)
Hedge of net investment (net of tax of $39 million) (note 14)	—	—	—	—	245	—	—	245
Total comprehensive income (loss)	—	—	—	111	(390)	2	—	(277)
Transactions with owners recognized directly in equity:
Dividends declared on preferred shares (note 10)	—	—	—	(26)	—	—	—	(26)
Share cancellation	(3)	—	2	5	—	—	—	4
Balance as at September 30, 2017	7,293	874	2	8,547	579	22	11	17,328

Balance as at December 31, 2017	7,293	874	2	9,207	559	21	11	17,967
Net earnings	—	—	—	1,241	—	—	—	1,241
Other comprehensive income (loss)
Actuarial gain on pensions plans (net of tax of less than $1 million)	—	—	—	1	—	—	—	1
Derivatives designated as cash flow hedges (net of tax recovery of less than $1 million)	—	—	—	—	—	(2)	—	(2)
Equity investment - share of other comprehensive income	—	—	—	—	—	1	—	1
Exchange differences on translation of foreign operations (net of tax of $27 million)	—	—	—	—	295	—	—	295
Hedge of net investment (net of tax recovery of $15 million) (note 14)	—	—	—	—	(94)	—	—	(94)
Total comprehensive income (loss)	—	—	—	1,242	201	(1)	—	1,442
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 10)	—	—	—	(277)	—	—	—	(277)
Dividends declared on preferred shares (note 10)	—	—	—	(26)	—	—	—	(26)
Balance as at September 30, 2018	7,293	874	2	10,146	760	20	11	19,106

(1)	Accumulated other comprehensive income.
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2018	2017	2018	2017
Operating activities
Net earnings	545	136	1,241	114
Items not affecting cash:
Accretion (notes 8, 12)	23	27	72	84
Depletion, depreciation, amortization and impairment (note 6)	672	673	1,929	2,235
Exploration and evaluation expenses (note 5)	—	1	7	6
Deferred income taxes	156	52	371	1
Foreign exchange gain	(6)	(3)	(7)	(5)
Stock-based compensation (notes 10, 11)	40	11	94	20
Gain on sale of assets	—	(2)	(4)	(33)
Unrealized mark to market loss (gain) (note 14)	(22)	31	(134)	(1)
Share of equity investment income	(18)	(12)	(53)	(60)
Other	(2)	9	19	8
Settlement of asset retirement obligations (note 8)	(45)	(23)	(116)	(91)
Deferred revenue	(25)	(9)	(70)	(11)
Distribution from joint ventures	—	—	72	25
Change in non-cash working capital (note 13)	(35)	3	(600)	61
Cash flow – operating activities	1,283	894	2,821	2,353
Financing activities
Long-term debt issuance (note 7)	—	—	—	750
Long-term debt repayment (note 7)	—	(365)	—	(365)
Debt issue costs (note 7)	—	1	—	(6)
Dividends on common shares (note 10)	(126)	—	(277)	—
Dividends on preferred shares (note 10)	(9)	—	(26)	(26)
Other	(4)	(3)	(10)	13
Change in non-cash working capital (note 13)	64	(11)	139	(29)
Cash flow – financing activities	(75)	(378)	(174)	337
Investing activities
Capital expenditures	(968)	(511)	(2,313)	(1,475)
Capitalized interest (note 12)	(29)	(16)	(76)	(51)
Corporate acquisition	(6)	—	(15)	—
Proceeds from asset sales	1	2	3	126
Contribution payable payment	—	(26)	—	(68)
Investment in joint ventures	—	(12)	(40)	(72)
Other	(7)	(15)	(12)	(38)
Change in non-cash working capital (note 13)	148	102	179	134
Cash flow – investing activities	(861)	(476)	(2,274)	(1,444)
Increase in cash and cash equivalents	347	40	373	1,246
Effect of exchange rates on cash and cash equivalents	(14)	(54)	30	(79)
Cash and cash equivalents at beginning of period	2,583	2,500	2,513	1,319
Cash and cash equivalents at end of period	2,916	2,486	2,916	2,486
Supplementary Cash Flow Information
Net interest paid	(66)	(78)	(195)	(239)
Net income taxes received	70	122	10	35
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or the “Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream operations in the Integrated Corridor and Offshore include exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (“NGL“) (“Exploration and Production”) and marketing of the Company’s and other producers’ crude oil, natural gas, NGLs, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (“Infrastructure and Marketing”). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Alberta, Saskatchewan, and British Columbia (“Western Canada”), offshore east coast of Canada (“Atlantic”) and offshore China and offshore Indonesia (“Asia Pacific”).
Downstream operations in the Integrated Corridor include upgrading of heavy crude oil feedstock into synthetic crude oil in Canada (“Upgrading”), refining crude oil in Canada, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (“Canadian Refined Products”). It also includes refining in the U.S. of primarily crude oil to produce and market asphalt, gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (“U.S. Refining and Marketing”). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

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Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(3)		Total
Three months ended September 30,	Exploration and Production(1)		Infrastructure and Marketing(2)		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Gross revenues	1,319	1,157	601	513	1,920	1,670	534	377	1,001	802	3,198	2,292	4,733	3,471	(521)	(424)	6,132	4,717
Royalties	(106)	(71)	—	—	(106)	(71)	—	—	—	—	—	—	—	—	—	—	(106)	(71)
Marketing and other	—	—	168	(4)	168	(4)	—	—	—	—	—	—	—	—	—	—	168	(4)
Revenues, net of royalties	1,213	1,086	769	509	1,982	1,595	534	377	1,001	802	3,198	2,292	4,733	3,471	(521)	(424)	6,194	4,642
Expenses
Purchases of crude oil and products	—	—	567	495	567	495	328	287	834	650	2,741	1,876	3,903	2,813	(521)	(424)	3,949	2,884
Production, operating and transportation expenses	398	413	2	1	400	414	52	45	66	63	222	135	340	243	—	—	740	657
Selling, general and administrative expenses	71	63	1	1	72	64	2	1	12	12	5	4	19	17	96	61	187	142
Depletion, depreciation, amortization and impairment	461	514	—	1	461	515	30	31	29	27	129	82	188	140	23	18	672	673
Exploration and evaluation expenses	26	31	—	—	26	31	—	—	—	—	—	—	—	—	—	—	26	31
Loss (gain) on sale of assets	2	3	—	—	2	3	—	—	(2)	(5)	—	—	(2)	(5)	—	—	—	(2)
Other – net	(42)	(7)	(1)	10	(43)	3	—	—	—	—	(107)	10	(107)	10	—	12	(150)	25
	916	1,017	569	508	1,485	1,525	412	364	939	747	2,990	2,107	4,341	3,218	(402)	(333)	5,424	4,410
Earnings (loss) from operating activities	297	69	200	1	497	70	122	13	62	55	208	185	392	253	(119)	(91)	770	232
Share of equity investment income (loss)	12	(1)	6	13	18	12	—	—	—	—	—	—	—	—	—	—	18	12
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9)	2	(9)	2
Finance income	2	2	—	—	2	2	—	—	—	—	—	—	—	—	13	9	15	11
Finance expenses	(29)	(31)	—	—	(29)	(31)	(1)	(1)	(3)	(3)	(4)	(4)	(8)	(8)	(43)	(58)	(80)	(97)
	(27)	(29)	—	—	(27)	(29)	(1)	(1)	(3)	(3)	(4)	(4)	(8)	(8)	(39)	(47)	(74)	(84)
Earnings (loss) before income taxes	282	39	206	14	488	53	121	12	59	52	204	181	384	245	(158)	(138)	714	160
Provisions for (recovery of) income taxes
Current	(46)	(25)	14	—	(32)	(25)	47	12	15	11	2	5	64	28	(19)	(31)	13	(28)
Deferred	114	36	43	4	157	40	(14)	(9)	1	3	44	62	31	56	(32)	(44)	156	52
	68	11	57	4	125	15	33	3	16	14	46	67	95	84	(51)	(75)	169	24
Net earnings (loss)	214	28	149	10	363	38	88	9	43	38	158	114	289	161	(107)	(63)	545	136
Intersegment revenues	422	351	—	—	422	351	77	48	22	25	—	—	99	73	—	—	521	424
Expenditures on exploration and evaluation assets	56	31	—	—	56	31	—	—	—	—	—	—	—	—	—	—	56	31
Expenditures on property, plant and equipment	659	324	—	—	659	324	9	27	23	14	196	88	228	129	25	27	912	480

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)
Includes $49 million of revenue (three months ended September 30, 2017 - $78 million) and $38 million of associated costs (three months ended September 30, 2017 - $78 million) for construction contracts, inclusive of $49 million of revenue (three months ended September 30, 2017 - $78 million) and $38 million of costs (three months ended September 30, 2017 - $78 million) for contracts in progress accounted for under the percentage of completion method.

(3)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

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	Upstream						Downstream								Corporate and Eliminations(3)		Total
Nine months ended September 30,	Exploration and Production(1)		Infrastructure and Marketing(2)		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Gross revenues	3,687	3,623	1,681	1,272	5,368	4,895	1,443	988	2,591	1,972	9,004	6,600	13,038	9,560	(1,381)	(1,074)	17,025	13,381
Royalties	(285)	(266)	—	—	(285)	(266)	—	—	—	—	—	—	—	—	—	—	(285)	(266)
Marketing and other	—	—	520	31	520	31	—	—	—	—	—	—	—	—	—	—	520	31
Revenues, net of royalties	3,402	3,357	2,201	1,303	5,603	4,660	1,443	988	2,591	1,972	9,004	6,600	13,038	9,560	(1,381)	(1,074)	17,260	13,146
Expenses
Purchases of crude oil and products	1	1	1,590	1,198	1,591	1,199	818	679	2,123	1,572	7,811	5,743	10,752	7,994	(1,381)	(1,074)	10,962	8,119
Production, operating and transportation expenses	1,139	1,260	19	6	1,158	1,266	144	148	198	190	602	412	944	750	—	—	2,102	2,016
Selling, general and administrative expenses	224	181	3	3	227	184	6	6	36	34	17	11	59	51	256	183	542	418
Depletion, depreciation, amortization and impairment	1,342	1,766	1	2	1,343	1,768	87	69	86	83	348	264	521	416	65	51	1,929	2,235
Exploration and evaluation expenses	96	108	—	—	96	108	—	—	—	—	—	—	—	—	—	—	96	108
Loss (gain) on sale of assets	(2)	(29)	—	1	(2)	(28)	—	—	(2)	(5)	—	—	(2)	(5)	—	—	(4)	(33)
Other – net	(11)	(31)	1	(2)	(10)	(33)	—	—	—	—	(130)	(7)	(130)	(7)	(9)	9	(149)	(31)
	2,789	3,256	1,614	1,208	4,403	4,464	1,055	902	2,441	1,874	8,648	6,423	12,144	9,199	(1,069)	(831)	15,478	12,832
Earnings (loss) from operating activities	613	101	587	95	1,200	196	388	86	150	98	356	177	894	361	(312)	(243)	1,782	314
Share of equity investment income (loss)	33	(1)	20	61	53	60	—	—	—	—	—	—	—	—	—	—	53	60
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	16	(11)	16	(11)
Finance income	12	4	—	—	12	4	—	—	—	—	—	—	—	—	36	22	48	26
Finance expenses	(80)	(98)	—	—	(80)	(98)	(1)	(1)	(9)	(9)	(11)	(10)	(21)	(20)	(137)	(175)	(238)	(293)
	(68)	(94)	—	—	(68)	(94)	(1)	(1)	(9)	(9)	(11)	(10)	(21)	(20)	(85)	(164)	(174)	(278)
Earnings (loss) before income taxes	578	6	607	156	1,185	162	387	85	141	89	345	167	873	341	(397)	(407)	1,661	96
Provisions for (recovery of) income taxes
Current	(251)	(26)	161	—	(90)	(26)	128	39	59	27	6	6	193	72	(54)	(65)	49	(19)
Deferred	400	28	5	43	405	71	(22)	(16)	(21)	(3)	71	56	28	37	(62)	(107)	371	1
	149	2	166	43	315	45	106	23	38	24	77	62	221	109	(116)	(172)	420	(18)
Net earnings (loss)	429	4	441	113	870	117	281	62	103	65	268	105	652	232	(281)	(235)	1,241	114
Intersegment revenues	1,054	864	—	—	1,054	864	227	133	100	77	—	—	327	210	—	—	1,381	1,074
Expenditures on exploration and evaluation assets	196	187	—	—	196	187	—	—	—	—	—	—	—	—	—	—	196	187
Expenditures on property, plant and equipment	1,562	764	—	—	1,562	764	53	216	52	62	369	191	474	469	81	55	2,117	1,288
As at September 30, 2018 and December 31, 2017
Total exploration and evaluation assets, property, plant and equipment, net	17,167	16,628	38	39	17,205	16,667	1,103	1,137	1,204	1,238	5,808	5,595	8,115	7,970	300	279	25,620	24,916
Total assets	18,410	17,920	1,529	1,364	19,939	19,284	1,308	1,263	1,578	1,548	8,209	7,580	11,095	10,391	3,641	3,252	34,675	32,927

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)
Includes $114 million of revenue (nine months ended September 30, 2017 - $184 million) and $100 million of associated costs (nine months ended September 30, 2017 - $166 million) for construction contracts, inclusive of $114 million of revenue (nine months ended September 30, 2017 - $169 million) and $100 million of costs (nine months ended September 30, 2017 - $169 million) for contracts in progress accounted for under the percentage of completion method.

(3)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

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Disaggregation of Revenue

	Upstream						Downstream								Corporate and Eliminations		Total
Three months ended September 30,	Exploration and Production		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Primary Geographical Markets
Canada	1,040	877	601	513	1,641	1,390	534	377	1,001	802	—	—	1,535	1,179	(521)	(424)	2,655	2,145
United States	—	—	—	—	—	—	—	—	—	—	3,198	2,292	3,198	2,292	—	—	3,198	2,292
China	279	280	—	—	279	280	—	—	—	—	—	—	—	—	—	—	279	280
Total revenue	1,319	1,157	601	513	1,920	1,670	534	377	1,001	802	3,198	2,292	4,733	3,471	(521)	(424)	6,132	4,717

Major Product Lines
Light & medium crude oil	296	250	—	—	296	250	—	—	—	—	—	—	—	—	—	—	296	250
Heavy crude oil	162	171	—	—	162	171	—	—	—	—	—	—	—	—	—	—	162	171
Bitumen	499	408	—	—	499	408	—	—	—	—	—	—	—	—	—	—	499	408
Total crude oil	957	829	—	—	957	829	—	—	—	—	—	—	—	—	—	—	957	829
NGL	100	68	—	—	100	68	—	—	—	—	—	—	—	—	—	—	100	68
Natural gas	262	260	—	—	262	260	—	—	—	—	—	—	—	—	—	—	262	260
Total exploration and production	1,319	1,157	—	—	1,319	1,157	—	—	—	—	—	—	—	—	—	—	1,319	1,157
Total infrastructure and marketing	—	—	601	513	601	513	—	—	—	—	—	—	—	—	—	—	601	513
Synthetic crude	—	—	—	—	—	—	453	324	—	—	—	—	453	324	—	—	453	324
Gasoline	—	—	—	—	—	—	—	—	320	254	1,631	1,252	1,951	1,506	—	—	1,951	1,506
Diesel & distillates	—	—	—	—	—	—	74	52	342	236	1,135	849	1,551	1,137	—	—	1,551	1,137
Asphalt	—	—	—	—	—	—	—	—	177	143	69	6	246	149	—	—	246	149
Other	—	—	—	—	—	—	7	1	162	169	363	185	532	355	—	—	532	355
Total refined products	—	—	—	—	—	—	534	377	1,001	802	3,198	2,292	4,733	3,471	—	—	4,733	3,471
Total revenue	1,319	1,157	601	513	1,920	1,670	534	377	1,001	802	3,198	2,292	4,733	3,471	(521)	(424)	6,132	4,717

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 9

	Upstream						Downstream								Corporate and Eliminations		Total
Nine months ended September 30,	Exploration and Production		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Primary Geographical Markets
Canada	2,849	2,875	1,681	1,272	4,530	4,147	1,443	988	2,591	1,972	—	—	4,034	2,960	(1,381)	(1,074)	7,183	6,033
United States	—	—	—	—	—	—	—	—	—	—	9,004	6,600	9,004	6,600	—	—	9,004	6,600
China	838	748	—	—	838	748	—	—	—	—	—	—	—	—	—	—	838	748
Total revenue	3,687	3,623	1,681	1,272	5,368	4,895	1,443	988	2,591	1,972	9,004	6,600	13,038	9,560	(1,381)	(1,074)	17,025	13,381

Major Product Lines
Light & medium crude oil	822	939	—	—	822	939	—	—	—	—	—	—	—	—	—	—	822	939
Heavy crude oil	468	515	—	—	468	515	—	—	—	—	—	—	—	—	—	—	468	515
Bitumen	1,302	1,194	—	—	1,302	1,194	—	—	—	—	—	—	—	—	—	—	1,302	1,194
Total crude oil	2,592	2,648	—	—	2,592	2,648	—	—	—	—	—	—	—	—	—	—	2,592	2,648
NGL	285	191	—	—	285	191	—	—	—	—	—	—	—	—	—	—	285	191
Natural gas	810	784	—	—	810	784	—	—	—	—	—	—	—	—	—	—	810	784
Total exploration and production	3,687	3,623	—	—	3,687	3,623	—	—	—	—	—	—	—	—	—	—	3,687	3,623
Total infrastructure and marketing	—	—	1,681	1,272	1,681	1,272	—	—	—	—	—	—	—	—	—	—	1,681	1,272
Synthetic crude	—	—	—	—	—	—	1,208	850	—	—	—	—	1,208	850	—	—	1,208	850
Gasoline	—	—	—	—	—	—	—	—	823	682	4,766	3,687	5,589	4,369	—	—	5,589	4,369
Diesel & distillates	—	—	—	—	—	—	219	133	966	593	3,259	2,398	4,444	3,124	—	—	4,444	3,124
Asphalt	—	—	—	—	—	—	—	—	345	262	145	12	490	274	—	—	490	274
Other	—	—	—	—	—	—	16	5	457	435	834	503	1,307	943	—	—	1,307	943
Total refined products	—	—	—	—	—	—	1,443	988	2,591	1,972	9,004	6,600	13,038	9,560	—	—	13,038	9,560
Total revenue	3,687	3,623	1,681	1,272	5,368	4,895	1,443	988	2,591	1,972	9,004	6,600	13,038	9,560	(1,381)	(1,074)	17,025	13,381

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 10

Note 2    Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2017 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2017, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with the current period presentation.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Board of Directors on October 24, 2018.
Note 3    Significant Accounting Policies
Recent Accounting Standards
The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Leases
In January 2016, the IASB issued IFRS 16 Leases, which replaces the current IFRS guidance on leases. Under the current guidance, lessees are required to determine if the lease is a finance or operating lease, based on specified criteria. Finance leases are recognized on the balance sheet while operating leases are recognized in the Consolidated Statements of Income when the expense is incurred. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for virtually all lease contracts. The recognition of the present value of minimum lease payments for certain contracts currently classified as operating leases will result in increases to assets, liabilities, depletion, depreciation and amortization, and finance expense, and a decrease to production, operating and transportation expense upon implementation. An optional exemption to not recognize certain short-term leases and leases of low value can be applied by lessees. For lessors, the accounting remains essentially unchanged. The standard will be effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16.
The implementation of IFRS 16 consists of four phases:

•
Project awareness and engagement – This phase includes identifying and engaging the appropriate members of the finance and operations teams, as well as communicating the key requirements of IFRS 16 to stakeholders, and creating a project steering committee.

•
Scoping – This phase focuses on identifying and categorizing the Company’s contracts, performing a high-level impact assessment and determining the adoption approach and which optional recognition exemptions will be applied by the Company. This phase also includes identifying the systems impacted by the new accounting standard and evaluating potential system solutions.

•
Detailed analysis and solution development – This phase includes assessing which agreements contain leases and determining the expected conversion differences for leases currently accounted for as operating leases under the existing standard. This phase also includes selection of the system solution.

•
Implementation – This phase includes implementing the changes required for compliance with IFRS 16. The focus of this phase is the approval and implementation of any new accounting and tax policies, processes, systems and controls, as required, as well as the execution of customized training programs and preparation of disclosures under IFRS 16.

The Company is currently in the implementation phase of implementing IFRS 16. The impact on the Company’s consolidated financial statements upon adoption of IFRS 16 is currently being assessed, but is expected to be material. The Company is adopting the transition to IFRS 16 using the modified retrospective approach.

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 11

Change in Accounting Policies
Revenue from Contracts with Customers
In September 2015, the IASB published an amendment to IFRS 15 Revenue from Contracts with Customers, deferring the effective date to annual periods beginning on or after January 1, 2018. IFRS 15 replaces existing revenue recognition guidance with a single comprehensive accounting model. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive when control is transferred to the purchaser. The Company retrospectively adopted the standard on January 1, 2018. The adoption of IFRS 15 did not require any material adjustments to the amounts recorded in the consolidated financial statements; however, additional disclosures are presented in the interim consolidated financial statements.
Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. Natural gas sales in the Asia Pacific region are under long term, fixed price contracts. Substantially all other revenue is based on floating prices. Performance obligations associated with the sale of crude oil, crude oil equivalents, and refined products are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, blending and storage, and marketing services are satisfied at the point in time when the services are provided.
Financial Instruments
In July 2014, the IASB issued IFRS 9 Financial Instruments to replace IAS 39, which provides a single model for classification and measurement based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. IFRS 9 includes a new, forward-looking ‘expected loss’ impairment model that will result in a more timely recognition of expected credit losses. In addition, IFRS 9 provides a substantially-reformed approach to hedge accounting. The standard was effective for annual periods beginning on January 1, 2018. The Company retrospectively adopted the standard on January 1, 2018. The adoption of IFRS 9 did not require any material adjustments to the consolidated financial statements.
Financial assets previously classified as loans and receivables (cash and cash equivalents, accounts receivable, restricted cash, and long-term receivables), as well as financial liabilities previously classified as other financial liabilities (accounts payable and accrued liabilities, short-term debt, and long-term debt) have been reclassified to amortized cost. The carrying value and measurement of all financial instruments remains unchanged. The Company’s current process for assessing short-term receivables lifetime expected credit losses collectively in groups that share similar credit risk characteristics is unadjusted with the adoption of the new impairment model and resulted in no additional impairment allowance. Additionally, long-term receivables were assessed individually under the expected credit loss model and no impairment was concluded.
Amendments to IFRS 2 Share-based payment
In June 2016, the IASB issued amendments to IFRS 2 to be applied prospectively for annual periods beginning on or after January 1, 2018. The amendments clarify how to account for certain types of share-based payment arrangements. The adoption of the amendments did not have a material impact on the Company’s consolidated financial statements.
Note 4    Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at September 30, 2018, the Company had deposited funds of $115 million (December 31, 2017 – $192 million).
The Company’s participation in the Wenchang field expired in November 2017. The related decommissioning and disposal expense of $88 million was finalized in January 2018.

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 12

Note 5    Exploration and Evaluation Assets

Exploration and Evaluation Assets
($ millions)
December 31, 2017	838
Additions	225
Disposals	(23)
Transfers to oil and gas properties (note 6)	(11)
Expensed exploration expenditures previously capitalized	(7)
Exchange adjustments	—
September 30, 2018	1,022
Note 6    Property, Plant and Equipment

Property, Plant and Equipment	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
($ millions)
Cost
December 31, 2017	41,815	86	2,599	9,191	2,930	56,621
Additions	1,587	—	53	415	104	2,159
Acquisitions	64	—	—	3	—	67
Transfers from exploration and evaluation (note 5)	11	—	—	—	—	11
Intersegment transfers	—	—	—	(5)	5	—
Changes in asset retirement obligations	(3)	—	—	—	—	(3)
Disposals and derecognition	(630)	—	—	(11)	(1)	(642)
Exchange adjustments	131	—	—	266	1	398
September 30, 2018	42,975	86	2,652	9,859	3,039	58,611

Accumulated depletion, depreciation, amortization and impairment
December 31, 2017	(26,016)	(47)	(1,462)	(3,176)	(1,842)	(32,543)
Depletion, depreciation, amortization and impairment	(1,342)	(1)	(87)	(388)	(111)	(1,929)
Disposals and derecognition	585	—	—	10	—	595
Exchange adjustments	(48)	—	—	(88)	—	(136)
September 30, 2018	(26,821)	(48)	(1,549)	(3,642)	(1,953)	(34,013)

Net book value
December 31, 2017	15,799	39	1,137	6,015	1,088	24,078
September 30, 2018	16,154	38	1,103	6,217	1,086	24,598
Depletion, depreciation, amortization and impairment for the three and nine months ended September 30, 2018 included derecognition of $29 million and $56 million, respectively, for damage caused by an incident at the Superior Refinery in the Company’s U.S. Refining and Marketing segment. In addition, the Company accrued insurance recoveries for property damage, rebuild costs and clean-up costs associated with the incident of $110 million and $137 million for the three and nine months ended September 30, 2018, respectively which is included in other-net in the condensed statements of income.
The provisions for derecognition and insurance recoveries are based on management’s best estimates as at September 30, 2018. As the assessment of damage is ongoing, the provisions may be subject to changes.

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 13

Note 7    Debt and Credit Facilities

Short-term Debt
($ millions)	September 30, 2018	December 31, 2017
Commercial paper(1)	200	200

(1)
The commercial paper is supported by the Company’s syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at September 30, 2018, was 1.92 percent per annum (December 31, 2017 – 1.40 percent).

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt	Maturity	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
($ millions)
Long-term debt
6.15% notes(1)	2019	—	376	—	300
7.25% notes(1)	2019	969	939	750	750
5.00% notes	2020	400	400	—	—
3.95% notes(1)	2022	646	626	500	500
4.00% notes(1)	2024	969	939	750	750
3.55% notes	2025	750	750	—	—
3.60% notes	2027	750	750	—	—
6.80% notes(1)	2037	500	484	387	387
Debt issue costs(2)		(20)	(24)	—	—
Long-term debt		4,964	5,240	2,387	2,687
Long-term debt due within one year
6.15% notes(1)	2019	388	—	300	—
Long-term debt due within one year		388	—	300	—

(1)
All of the Company’s U.S. dollar denominated debt is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 14 for Foreign Currency Risk Management.

(2)	Calculated using the effective interest rate method.
Credit Facilities
As at September 30, 2018, the covenant under the Company’s syndicated credit facilities was a debt to capital covenant, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the agreement. This covenant is used to assess the Company’s financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at September 30, 2018, and assessed the risk of non-compliance to be low. As at September 30, 2018, the Company had no direct borrowings under its $2.0 billion facility expiring March 9, 2020 (December 31, 2017 – no direct borrowings), and no direct borrowings under its $2.0 billion facility expiring June 19, 2022 (December 31, 2017 – no direct borrowings).
Notes
On March 10, 2017, the Company issued $750 million of 3.60 percent notes due March 10, 2027. This was completed by way of a prospectus supplement dated March 7, 2017, to the Company’s universal short form base shelf prospectus dated February 23, 2015 (the ”2015 Canadian Shelf Prospectus”). The notes are redeemable at the option of the Company at any time, subject to a make-whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 10 and September 10 of each year, beginning September 10, 2017. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.
On March 30, 2017, the Company filed a universal short form base shelf prospectus (the “2017 Canadian Shelf Prospectus”) with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including April 30, 2019. The 2017 Canadian Shelf Prospectus replaced the 2015 Canadian Shelf Prospectus, which expired on March 23, 2017.
On September 15, 2017, the Company repaid the maturing 6.20 percent notes issued under a trust indenture dated September 11, 2007. The amount paid to note holders was $365 million, including $11 million of interest.

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 14

On January 29, 2018, the Company filed a universal short form base shelf prospectus (the ”2018 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On January 30, 2018, the Company’s related U.S. registration statement filed with the SEC containing the 2018 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including February 29, 2020. During the 25-month period that the 2018 U.S. Shelf Prospectus and the related U.S. registration statement are effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement. The 2018 U.S. Shelf Prospectus replaced the Company’s previous U.S. universal short form base shelf prospectus, which expired on January 22, 2018.
At September 30, 2018, the Company had unused capacity of $3.0 billion under the 2017 Canadian Shelf Prospectus and US$3.0 billion under the 2018 U.S. Shelf Prospectus and related U.S. registration statement .
The Company’s notes, credit facilities and short-term lines of credit rank equally in right of payment.
Note 8    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at September 30, 2018, is set out below:

Asset Retirement Obligations
($ millions)
December 31, 2017	2,526
Additions	18
Liabilities settled	(204)
Liabilities disposed	(11)
Revaluation	(10)
Exchange adjustment	(2)
Accretion (note 12)	72
September 30, 2018	2,389
Expected to be incurred within one year	215
Expected to be incurred beyond one year	2,174
The Company has deposited $115 million (December 31, 2017 – $192 million) into the restricted cash account for funding of future asset retirement obligations in offshore China. These amounts have been reflected in restricted cash in the condensed interim consolidated balance sheets.
The Company’s participation in the Wenchang field expired in November 2017. The related decommissioning and disposal expense of $88 million was finalized in January 2018.
Note 9    Other Long-term Liabilities

Other Long-term Liabilities
($ millions)	September 30, 2018	December 31, 2017
Employee future benefits	259	248
Finance lease obligations	484	498
Stock-based compensation	47	32
Deferred revenue	224	284
Leasehold incentives	97	101
Other	80	74
End of period	1,191	1,237

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 15

Note 10    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2017	1,005,120,012	7,293
Stock options exercised(1)	1,726	—
September 30, 2018	1,005,121,738	7,293

(1)	Stock options exercised was less than $1 million.

Common Share Dividends ($ millions)	Three months ended September 30,				Nine months ended September 30,
	2018		2017		2018		2017
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
	126	75	—	—	277	151	—	—
There were $126 million of common share dividends declared and payable in the third quarter of 2018 (September 30, 2017 – nil). The dividends were paid on October 1, 2018, to shareholders of record at the close of business on August 27, 2018.
Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2017	36,000,000	874
September 30, 2018	36,000,000	874

Cumulative Redeemable Preferred Share Dividends ($ millions)	Three months ended September 30,				Nine months ended September 30,
	2018		2017		2018		2017
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	2	2	1	—	5	5	5	5
Series 2 Preferred Shares(1)	—	—	—	—	1	1	—	1
Series 3 Preferred Shares	3	3	3	—	8	8	8	8
Series 5 Preferred Shares	2	2	3	—	7	7	7	7
Series 7 Preferred Shares	2	2	2	—	5	5	6	5
	9	9	9	—	26	26	26	26

(1)	Series 2 Preferred Share dividends declared and paid in the three months ended September 30, 2018 was less than $1 million (three months ended September 30, 2017 was less than $1 million).
As at September 30, 2018, there were $9 million of preferred share dividends declared and payable for the third quarter of 2018 (September 30, 2017 – $9 million). The dividends were paid on October 1, 2018, to shareholders of record at the close of business on August 27, 2018.
Stock-based Compensation
The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company’s stock option plan and performance share units (“PSU”) for the three and nine months ended September 30, 2018 and 2017:

Stock-based Compensation ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Stock option plan	20	3	42	4
PSU	20	8	52	16
Stock-based compensation	40	11	94	20

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 16

Earnings per Share

Earnings per Share ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net earnings	545	136	1,241	114
Effect of dividends declared on preferred shares in the period	(9)	(9)	(26)	(26)
Net earnings - basic	536	127	1,215	88
Dilutive effect of accounting for stock options as cash-settled(1)	—	1	—	(3)
Net earnings - diluted	536	128	1,215	85

(millions)
Weighted average common shares outstanding – basic	1,005.1	1,005.2	1,005.1	1,005.4
Effect of dilutive stock options and stock dividends declared	2.3	—	1.1	—
Weighted average common shares outstanding – diluted	1,007.4	1,005.2	1,006.2	1,005.4

Earnings per share – basic ($/share)	0.53	0.13	1.21	0.09
Earnings per share – diluted ($/share)	0.53	0.13	1.21	0.08

(1)
Stock-based compensation expense was $20 million and $42 million, respectively, based on cash-settlement for the three and nine months ended September 30, 2018 (three and nine months ended September 30, 2017 – expense of $3 million and $4 million). Stock-based compensation expense would have been $3 million and $7 million, respectively, based on equity-settlement for the three and nine months ended September 30, 2018 (three and nine months ended September 30, 2017 – expense of $2 million and $7 million). For the three and nine months ended September 30, 2018, cash-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than equity-settlement (for the three and nine months ended September 30, 2017 - cash-settlement of stock options and equity-settlement of stock options were used, respectively).

For the three and nine months ended September 30, 2018, 8 million and 13 million, respectively, tandem options (three and nine months ended September 30, 2017 – 23 million tandem options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.
Note 11    Production, Operating and Transportation and Selling, General and Administrative Expenses
The following table summarizes production, operating and transportation expenses in the condensed interim consolidated statements of income for the three and nine months ended September 30, 2018 and 2017:

Production, Operating and Transportation Expenses	Three months ended September 30,		Nine months ended September 30,
($ millions)	2018	2017	2018	2017
Services and support costs	286	248	771	709
Salaries and benefits	213	151	556	481
Materials, equipment rentals and leases	65	61	181	188
Energy and utility	98	103	311	351
Licensing fees	46	50	158	158
Transportation	6	7	17	20
Other	26	37	108	109
Total production, operating and transportation expenses	740	657	2,102	2,016

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 17

The following table summarizes selling, general and administrative expenses in the condensed interim consolidated statements of income for the three and nine months ended September 30, 2018 and 2017:

Selling, General and Administrative Expenses	Three months ended September 30,		Nine months ended September 30,
($ millions)	2018	2017	2018	2017
Employee costs(1)	76	83	254	245
Stock-based compensation expense(2)	40	11	94	20
Contract services	26	25	75	69
Equipment rentals and leases	9	10	28	28
Maintenance and other	36	13	91	56
Total selling, general and administrative expenses	187	142	542	418

(1)
Employee costs are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards to be settled in shares are included in stock-based compensation expense.

(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.
Note 12    Financial Items

Financial Items ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Foreign exchange
Non-cash working capital loss	(12)	(8)	(12)	(13)
Other foreign exchange gain	3	10	28	2
Net foreign exchange gain (loss)	(9)	2	16	(11)
Finance income	15	11	48	26
Finance expenses
Long-term debt	(83)	(85)	(237)	(256)
Contribution payable	—	—	—	(2)
Other	(3)	(1)	(5)	(2)
	(86)	(86)	(242)	(260)
Interest capitalized(1)	29	16	76	51
	(57)	(70)	(166)	(209)
Accretion of asset retirement obligations (note 8)	(23)	(27)	(72)	(84)
Finance expenses	(80)	(97)	(238)	(293)
Total financial items	(74)	(84)	(174)	(278)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5.0 percent (2017 – 5.0 percent).
Note 13    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Decrease (increase) in non-cash working capital
Accounts receivable	(190)	(146)	(320)	(124)
Inventories	41	(144)	(128)	(20)
Prepaid expenses	(49)	(71)	16	(11)
Accounts payable and accrued liabilities	375	455	150	321
Change in non-cash working capital	177	94	(282)	166
Relating to:
Operating activities	(35)	3	(600)	61
Financing activities	64	(11)	139	(29)
Investing activities	148	102	179	134

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Note 14    Financial Instruments and Risk Management
Financial Instruments
The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, and portions of other assets and other long-term liabilities. Derivative instruments are classified as fair value through profit or loss (”FVTPL”). The Company’s remaining financial instruments are measured at amortized cost. For financial instruments measured at amortized cost, the carrying values approximate their fair value with the exception of long-term debt.
The following table summarizes the Company’s financial instruments that are carried at fair value in the condensed interim consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at September 30, 2018	As at December 31, 2017
Commodity contracts – FVTPL
Natural gas(1)	5	(13)
Crude oil(2)	59	(57)
Foreign currency contracts – FVTPL
Foreign currency forwards	—	1
Other assets – FVTPL	1	1
Hedge of net investment(3)(4)	(678)	(584)
Total financial instruments at fair value	(613)	(652)

(1)
Natural gas contracts includes a $1 million decrease as at September 30, 2018 (December 31, 2017 – $3 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $21 million at September 30, 2018 (December 31, 2017 – $5 million).

(2)
Crude oil contracts includes a $69 million increase at September 30, 2018 (December 31, 2017 – $5 million increase) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $258 million at September 30, 2018 (December 31, 2017 – $232 million).

(3)	Hedging instruments are presented net of tax.

(4)
Represents the translation of the Company’s U.S. dollar denominated long-term debt designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency

The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. As at September 30, 2018, the carrying value of the Company’s long-term debt was $5.4 billion and the estimated fair value was $5.5 billion (December 31, 2017 carrying value of $5.2 billion, estimated fair value - $5.6 billion).
All financial assets and liabilities are classified as Level 2 fair value measurements. During the nine months ended September 30, 2018, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Risk Management Overview
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates, and interest rates. It is also exposed to financial risks related to liquidity, credit, and contract risks. Risk management strategies and policies are employed to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels. Responsibility for the oversight of risk management is held by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.

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Market Risk
Commodity Price Risk Management
The Company uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its crude oil and natural gas production, and it also uses firm commitments for the purchase or sale of crude oil and natural gas. These contracts meet the definition of a derivative instrument and have been recorded at their fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other long-term liabilities. All derivatives are measured at fair value through profit or loss other than non-financial derivative contracts that meet the Company’s own use requirements.
At September 30, 2018, the Company was party to crude oil purchase and sale derivative contracts to mitigate its exposure to fluctuations in the benchmark price between the time a sales agreement is entered into and the time inventory is delivered. The Company was also party to third party physical natural gas purchase and sale derivative contracts in order to mitigate commodity price fluctuations. For the three and nine months ended September 30, 2018, the net unrealized gain recognized on the derivative contracts was $22 million and $134 million, respectively, (three and nine months ended September 30, 2017 – net unrealized loss of $31 million and net unrealized gain of $1 million).
Foreign Exchange Risk Management
The Company’s results are affected by the exchange rates between various currencies and the Company’s functional currency in Canadian dollars. As the majority of the Company’s revenues are denominated in U.S. dollars or based upon a U.S. benchmark price, fluctuations in the value of the Canadian dollar relative to the U.S. dollar may affect revenues significantly. To limit the exposure to foreign exchange risk, the Company hedges against these fluctuations by entering into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. revenue dollars.
Foreign exchange fluctuations will result in a change in value of the U.S. dollar denominated debt and related finance expense when expressed in Canadian dollars. At September 30, 2018, the Company had designated US$2.7 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2017 – US$2.7 billion). For the three and nine months ended September 30, 2018, the Company incurred an unrealized gain of $51 million and an unrealized loss of $94 million (three and nine months ended September 30, 2017 – unrealized gain of $130 million and $245 million), arising from the translation of debt, net of tax of $8 million and tax recovery of $15 million, respectively, (three and nine months ended September 30, 2017 – net of tax of $21 million and $39 million), which was recorded in hedge of net investment within other comprehensive income (loss).
Interest Rate Risk Management
The Company is exposed to fluctuations in short term interest rates as Husky maintains a portion of its debt capacity in revolving and floating rate bank facilities and commercial paper and invests surplus cash in short term debt instruments and money market instruments. The Company is also exposed to interest rate risk when fixed rate debt instruments are maturing and require refinancing or when new debt capital needs to be raised.
By maintaining a mix of both fixed and floating rate debt, the Company mitigates some of its exposure to interest rate changes. The optimal mix maintained will depend on market conditions. The Company may also enter into fair value or cash flow hedges using interest rate swaps.
Note 15    Subsequent Event
On October 2, 2018, the Company announced that it has commenced an unsolicited offer to MEG Energy Corp. (“MEG”) shareholders to acquire all of the outstanding shares of MEG for cash and share consideration of approximately $3.3 billion, subject to maximum aggregate cash consideration of $1 billion and a maximum aggregate number of Husky shares issued of approximately 107 million. Including MEG’s outstanding net debt of $3.1 billion as at June 30, 2018, the total transaction value was approximately $6.4 billion at the time of the announcement. The offer will be open for acceptance until January 16, 2019, unless extended, accelerated or withdrawn.

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